INTERCREDITOR AGREEMENT

This INTERCREDITOR AGREEMENT, dated as of November 16, 2004, is among LASALLE BANK NATIONAL ASSOCIATION, in its capacity as the Administrative Agent under the Credit Agreement (as defined below) (in such capacity, the "Administrative Agent"), WELLS FARGO BANK, N.A., as collateral agent and trustee under the Indenture referred to below (in its capacity as collateral agent, the "Trustee"), and INTEGRATED ALARM SERVICES GROUP, INC., a Delaware corporation (the "Borrower").

W I T N E S S E T H:

WHEREAS, the Borrower, Criticom International Corporation, Monital Signal Corporation, Payne Security Group, L.L.C., American Home Security, Inc., various financial institutions from time to time parties thereto (the "Lenders") and the Administrative Agent are entering into a Credit Agreement, dated as of November 16, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement");

WHEREAS, the Obligors (as hereinafter defined) will grant to the Administrative Agent, for the benefit of the Lenders, security interests in the First Priority Collateral (as hereinafter defined) as security for payment and performance of the First Priority Claims (as hereinafter defined);

WHEREAS, the Borrower and the Trustee are entering into an Indenture, dated as of November 16, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Indenture"), governing the rights and duties of the Borrower under its 12% Senior Secured Notes due 2011 in the original aggregate principal amount of $125,000,000 (together with any additional notes issued under the Indenture, the "Notes"); and

WHEREAS, the Obligors will grant to the Trustee, for the benefit of the Noteholders (as hereinafter defined), security interests in the Noteholder Collateral (as hereinafter defined) as security for payment and performance of the Noteholder Claims (as hereinafter defined);

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, and in reliance upon the representations, warranties and covenants herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. **Definitions.**

1.1 *Defined Terms.* As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and the plural forms of the terms indicated):

"Administrative Agent" means, in addition to the Administrative Agent defined in the preamble, the then acting agent for the Lenders under the Loan Documents and any successor thereto exercising substantially the same rights and powers.

"Agreement" means this Intercreditor Agreement, as amended, supplemented, amended and restated or otherwise modified from time to time in accordance with the terms hereof.

"Bankruptcy Code" means Title 11 of the United States Code (11 U.S.C. 101 *et seq.*).

"Borrower" is defined in the preamble.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are required or authorized to be closed in New York, New York.

"Cash Management Obligations" means all obligations of the Borrower or any other Obligor to any Lender under or in connection with any arrangement in respect of overdraft protection, Automated Clearing House services and other treasury, depositary and cash management services, including reimbursement obligations relating thereto, overdraft liabilities, liabilities in respect of returned items, fees, expenses and indemnities (including interest accruing thereon after the filing of a petition in bankruptcy or the commencement of any Insolvency Proceeding, regardless of whether the same is allowed as a claim in such proceeding).

"Common Collateral" means all of the assets and property of the Obligors, whether real, personal or mixed, constituting both First Priority Collateral and Noteholder Collateral.

"Comparable Noteholder Collateral Document" means, in relation to any Common Collateral subject to any Lien created under any First Priority Collateral Document, that Noteholder Collateral Document which creates a Lien in the same Common Collateral, granted by the same Obligor, as applicable.

"Credit Agreement" is defined in the first recital; provided that (i) the term "Credit" Agreement shall (x) also include any renewal, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original administrative agent and lenders or another administrative agent or agents or other lenders, whether provided under the original Credit Agreement or any other credit or other agreement or indenture and whether entered into concurrently with or subsequent to the termination of the prior Credit Agreement), provided that any such renewal, extension, refunding, restructuring, replacement or refinancing does not increase the principal amount thereof beyond the limit set forth in the Indenture or any other Noteholder Document and (y) exclude the Notes and other Noteholder Documents and (ii) if at any time a Discharge of First Priority Claims occurs with respect to the Credit Agreement (without giving effect to Section 5.6), then, to the extent provided in Section 5.6, the term "Credit Agreement" shall mean the Future First Lien Credit Facility designated by the Borrower in accordance with the terms of such section.

"Credit Agreement Obligations" means all Obligations under or pursuant to the Credit Agreement.

"DIP Financing" is defined in Section 6.1.

"Discharge of First Priority Claims" means, except to the extent otherwise provided in Sections 5.6 and 6.5, payment in full in cash of (a) the principal of and interest (including interest accruing on or after the commencement of any Insolvency Proceeding, whether or not such interest would be allowed in such Insolvency Proceeding) and premium, if any, on all Indebtedness outstanding under the First Lien Credit Facilities and, with respect to letters of credit outstanding thereunder, termination thereof or delivery of cash collateral or backstop letters of credit in respect thereof and for the full amount thereof in compliance with such First Lien Credit Facilities, as applicable, in each case after or concurrently with termination of all commitments to extend credit thereunder and (b) any other First Priority Claims that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid, in each case other than obligations that constitute Unasserted Contingent Obligations at the time such principal and interest is paid.

"First Lien Credit Facilities" means (a) the credit facilities provided pursuant to the Credit Agreement and (b) any other credit facility permitted by Section 4.07(b)(i) of the Indenture, that, in the case of both clauses (a) and (b), is secured by a Lien permitted pursuant to clause (5) of the definition of "Permitted Liens" in Section 1.01 of the Indenture.

"First Priority Cash Management Obligations" means any Cash Management Obligations secured by any Common Collateral under the same First Priority Collateral Documents that secure Obligations under any First Lien Credit Facility.

"First Priority Claims" means (a) all Credit Agreement Obligations, (b) all Obligations under one or more other First Lien Credit Facilities, the Indebtedness under each of which is designated by the Borrower as "First Priority Claims" for purposes of the Indenture, (c) all other Obligations of the Borrower or any other Obligor under the First Priority Documents, including all First Priority Hedging Obligations and First Priority Cash Management Obligations and (d) all Future Other First Lien Obligations. First Priority Claims shall include all interest accrued or accruing (or which would, absent the commencement of an Insolvency Proceeding, accrue) after the commencement of an Insolvency Proceeding in accordance with and at the rate specified in the relevant First Priority Document whether or not the claim for such interest is allowed as a claim in such Insolvency Proceeding. To the extent any payment with respect to the First Priority Claims (whether by or on behalf of any Obligor, as proceeds of security, enforcement of any right of set-off or otherwise) is declared to be fraudulent or preferential in any respect, set aside or required to be paid to a debtor in possession, trustee, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. Notwithstanding the foregoing the Notes and related Obligations will not constitute First Priority Claims and collateral therefor will not constitute First Priority Collateral even if any proceeds of the Notes are used to repay Obligations under the Credit Agreement. Notwithstanding anything to the contrary contained in this definition, any Obligation under a First Priority Document (including any Cash Management Obligation or Hedging Obligation) shall constitute a "First Priority Claim" if the Administrative Agent or the relevant First Priority Lender or First Priority Lenders under such First Priority Document shall have received a written representation from the Borrower in or in connection with such First Priority Document that such Obligation constitutes a "First Priority Claim" under and as defined in the Indenture (whether or not such Obligation is at any time determined not to have been permitted to be incurred under the Indenture).

"First Priority Collateral" means all of the property or assets of any Obligor, whether real, personal or mixed, with respect to which a Lien is granted or held as security for any First Priority Claim.

"First Priority Collateral Documents" means any agreement, document or instrument pursuant to which a Lien is granted securing any First Priority Claim or under which rights or remedies with respect to such Liens are governed.

"First Priority Documents" means the Credit Agreement, the Loan Documents, the First Priority Collateral Documents and each of the other agreements, documents and instruments (including each agreement, document or instrument providing for or evidencing a First Priority Hedging Obligation or First Priority Cash Management Obligation) providing for or evidencing any other Obligation under the Credit Agreement or any other First Lien Credit Facility or any Future Other First Lien Obligation, and any other related document or instrument executed or delivered pursuant to any First Priority Document at any time or otherwise evidencing any First Priority Claim.

"First Priority Hedging Obligations" means any Hedging Obligations secured by any Common Collateral under the same First Priority Collateral Documents that secure Obligations under a First Priority Credit Facility.

"First Priority Lenders" means the Persons holding First Priority Claims, including the Administrative Agent.

"First Priority Liens" means all Liens that secure the First Priority Claims.

"Future First Lien Credit Facility" shall mean the Credit Agreement and any other First Lien Credit Facility that is designated by the Borrower as a "First Lien Credit Facility" for purposes of the Indenture or any other Noteholder Document; provided that the lenders under any Credit Agreement then in effect have consented to such designation.

"Future Other First Lien Obligations" means all Obligations of the Borrower or any other Obligor in respect of Cash Management Obligations or Hedging Obligations that are designated by the Borrower as "First Priority Claims" as permitted by the Indenture (other than any First Priority Cash Management Obligations and First Priority Hedging Obligations); provided that the required lenders (however denominated) under any First Lien Credit Facility then in effect have consented to such designation.

"Hedging Obligations" has the meaning assigned thereto in the Indenture.

"Indebtedness" has the meaning assigned thereto in the Indenture.

"Indenture" is defined in the third recital.

"Insolvency Proceeding" means (a) any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to any Obligor as a debtor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Obligor as a debtor or with respect to any substantial part of their respective assets, (c) any liquidation, dissolution, reorganization or winding up of any Obligor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (d) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of any Obligor.

"Lenders" is defined in the first recital.

"Lien" means, when used with respect to any Person, any interest in any property, asset or other right owned or being purchased or acquired by such Person which secures payment or performance of any obligation, and shall include any mortgage, lien, encumbrance, charge or other security interest of any kind, whether arising by contract, as a matter of law, by judicial process or otherwise.

"Loan Documents" means the Credit Agreement, the Loan Documents (as defined in the Credit Agreement), and all documents and instruments evidencing any obligation under any Future First Lien Credit Facility, and any other related document or instrument executed or delivered pursuant to any Loan Document or Future First Lien Credit Facility at any time or otherwise evidencing any First Priority Claim, as any such document or instrument may from time to time be amended, supplemented, amended and restated or otherwise modified from time to time; provided that any such modification does not increase the principal amount thereof beyond the limit set forth in the Indenture or any other Noteholder Document.

"Noteholder Claims" means all Indebtedness, Obligations and other liabilities (contingent or otherwise) arising under or with respect to the Noteholder Documents or any of them.

"Noteholder Collateral" means any of the property or assets of the Obligors, whether real, personal or mixed, in which the Noteholders or the Trustee or any of them now or hereafter holds a Lien as security for any Noteholder Claim (regardless of the effect of the application of any laws relating to fraudulent transfers or conveyances).

"Noteholder Collateral Documents" means, collectively, the Noteholder Security Agreements and any document or instrument executed and delivered pursuant to any Noteholder Document at any time or otherwise pursuant to which a Lien is granted by an Obligor to secure the Noteholder Claims or under which rights or remedies with respect to any such Lien are governed, as the same may be amended, supplemented, amended and restated or otherwise modified from time to time.

"Noteholder Documents" means, collectively, the Indenture, the Notes, the Noteholder Collateral Documents, and any other related document or instrument executed and delivered pursuant to any Noteholder Document at any time or otherwise evidencing any Noteholder Claims, as the same may be amended, supplemented, amended and restated or otherwise modified from time to time.

"Noteholders" means the Persons holding Noteholder Claims, including the Trustee.

"Noteholder Security Agreements" means (i) the Security Agreement, dated as of November 16, 2004, among the Borrower, its Subsidiaries and the Trustee and (ii) the Pledge Agreement dated as of November 16, 2004 between the Borrower and the Trustee, in each case as the same may be amended, supplemented, amended and restated or otherwise modified from time to time.

"Notes" is defined in the third recital.

"Obligations" means any and all obligations with respect to the payment of (a) any principal of or interest (including interest accruing on or after the commencement of any Insolvency Proceeding, whether or not a claim for post-filing interest is allowed in such proceeding) or premium on any Indebtedness, including any reimbursement obligation in respect of any letter of credit, (b) any fees, indemnification obligations, damages, expense reimbursement obligations or other liabilities payable under the documentation governing any Indebtedness, (c) any obligation to post cash collateral in respect of letters of credit and any other obligations and (d) any Cash Management Obligations or Hedging Obligations.

"Obligors" means the Borrower and each of its Subsidiaries that is party from time to time to any First Priority Document or Noteholder Document.

"Person" means any natural person, corporation, partnership, limited liability company, trust, association, governmental authority or unit, or any other entity, whether acting in an individual, fiduciary or other capacity.

"Recovery" is defined in Section 6.5.

"Standstill Period" is defined in Section 3.1.

"Subsidiary" means, with respect to any Person, a corporation, partnership, limited liability company or other entity of which such Person and/or its other Subsidiaries own, directly or indirectly, such number of outstanding shares or other ownership interests as have more than 50% of the ordinary voting power for the election of directors or other managers of such corporation, partnership, limited liability company or other entity.

"Trustee" shall include, in addition to the Trustee defined in the preamble, the then acting collateral agent under the Indenture and any successor thereto exercising substantially the same rights and powers.

"Unasserted Contingent Obligations" shall mean, at any time, Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities (except for (i) the principal of and interest and premium (if any) on, and fees relating to, any Indebtedness and (ii) contingent reimbursement obligations in respect of amounts that may be drawn under letters of credit) in respect of which no claim or demand for payment has been made (or, in the case of Obligations for indemnification, no notice for indemnification has been issued by the indemnitee) at such time.

"Uniform Commercial Code" or "UCC" means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

1.2   *Terms Generally.* The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, document or other writing herein shall be construed as referring to such agreement, document or other writing as from time to time amended, supplemented or otherwise modified, (b) any reference herein to any Person shall be construed to include such Person's successors and assigns to the extent that such successors and assigns are permitted pursuant to the applicable agreement, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Exhibits or Sections shall be construed to refer to Exhibits or Sections of this Agreement, (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and general intangibles, (f) terms defined in the UCC but not otherwise defined herein shall have the same meanings herein as are assigned thereto in the UCC, (g) reference to any law means such law as amended, modified, codified, replaced or re-enacted, in whole or in part, and in effect on the date hereof, including rules, regulations, enforcement procedures and any interpretation promulgated thereunder and (h) underscored references to Sections or clauses shall refer to those portions of this Agreement, and any underscored references to a clause shall, unless otherwise identified, refer to the appropriate clause within the same Section in which such reference occurs.

Section 2.   Lien Priorities.

2.1   *Relative Priorities.* Notwithstanding the date, manner or order of grant, attachment or perfection of any Lien granted to the Trustee or the Noteholders on the Common Collateral or of any Lien granted to the First Priority Lenders on the Common Collateral and notwithstanding any provision of the UCC or any other applicable law to the contrary, the fact that any First Priority Lien may have been subordinated, voided, avoided, invalidated or lapsed, or any other circumstance whatsoever, the Trustee, on behalf of itself and the Noteholders, hereby agrees that: (i) any Lien on the Common Collateral securing the First Priority Claims now or hereafter held by the First Priority Lenders shall be first in priority to any Lien on the Common Collateral securing the Noteholder Claims; and (ii) any Lien on the Common Collateral now or hereafter held by the Trustee or the Noteholders regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be second in priority in all respects to all Liens on the Common Collateral securing the First Priority Claims. All Liens on the Common Collateral securing the First Priority Claims shall be and remain first in priority to all Liens on the Common Collateral securing the Noteholder Claims for all purposes, whether or not such First Priority Liens are subordinated to any Lien securing any other obligation of any Obligor.

2.2   *Prohibition on Contesting Liens.* Each of the Trustee, for itself and on behalf of each Noteholder, and the Administrative Agent, for itself and on behalf of each other First Priority Lender, agrees that it shall not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency Proceeding), the priority, validity or enforceability of a Lien held by the First Priority Lenders in the Common Collateral or by the Noteholders in the Common Collateral, as the case may be.

2.3   *No New Liens.* So long as the Discharge of First Lien Obligations has not occurred, the parties hereto agree that the Obligors shall not (i) grant or permit any additional Lien on any asset or property to secure any Noteholder Claim unless it has granted a Lien on such asset or property to secure the First Priority Claims, and (ii) grant or permit any additional Lien on any asset to secure any First Priority Claim unless it has granted a Lien on such asset to secure the Noteholder Claims. To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to the Administrative Agent and/or the First Priority Lenders, the Trustee, on behalf of the Noteholders, agrees that any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this Section 2.3 shall be subject to Section 4.2.

2.4   *Similar Liens and Agreements.* The parties hereto agree that it is their intention that the First Priority Collateral and the Noteholder Collateral be identical. In furtherance of the foregoing and of Section 8.10, the parties hereto agree, subject to the other provisions of this Agreement:

(a)   upon request by the Administrative Agent or the Trustee, to cooperate in good faith (and to direct their counsel to cooperate in good faith) from time to time in order to determine the specific items included in the First Priority Collateral and the Noteholder Collateral and the steps taken to perfect their respective Liens thereon and the identity of the respective parties obligated under the First Priority Collateral Documents and the Noteholder Collateral Documents; and

(b)   that the documents and agreements creating or evidencing the First Priority Collateral and the Noteholder Collateral and guarantees for the First Priority Claims and the Noteholder Claims shall be in all material respects the same forms of documents other than with respect to the first lien and the second lien nature of the Obligations thereunder.

Section 3.   Enforcement.

3.1   *Exercise of Remedies.* (a) So long as the Discharge of First Priority Claims has not occurred, whether or not any Insolvency Proceeding has been commenced by or against any Obligor, (i) the Trustee and the Noteholders will not exercise or seek to exercise any rights or remedies (including the exercise of any right of setoff or any right under any lockbox agreement, account control agreement, landlord waiver or bailee's letter or similar agreement or arrangement to which the Trustee or any Noteholder is a party) with respect to any Common Collateral (and hereby waives any right to), institute any action or proceeding with respect to such rights or remedies, including any action of foreclosure, or contest, protest or object to any foreclosure proceeding or action brought by the Administrative Agent or any other First Priority Lender, any exercise of any right under any control agreement in respect of a deposit account or securities entitlement constituting Common Collateral, or any bailee's letter or similar agreement or arrangement to which the Trustee or any Noteholder is a party, or any other exercise by any such party, of any rights and remedies relating to the Common Collateral under the Noteholder Documents or otherwise, or object to the forbearance by the Administrative Agent from bringing or pursuing any foreclosure proceeding or action or any other exercise of any right or remedy relating to the Common Collateral, in each case so long as the respective interests of the Noteholders attach to the proceeds thereof subject to the relative priorities described in Section 2 and (ii) the Administrative Agent and the other First Priority Lenders shall have the exclusive right to enforce rights, exercise remedies (including the exercise of any right of setoff or any right under any lockbox agreement, account control agreement, landlord waiver or bailee's letter or similar agreement or arrangement to which the Trustee or any Noteholder is a party), refrain from enforcing or exercising remedies, and make determinations regarding release or disposition of the Common Collateral without the consent of or any consultation with the Trustee or any Noteholder; provided that (A) in any Insolvency Proceeding commenced by or against any Obligor, the Trustee or any Noteholder may file a claim or statement of interest with respect to the Noteholder Claims, (B) the Trustee or any Noteholder may take any action not adverse to the Liens on the Common Collateral securing the First Priority Claims or the rights of the Administrative Agent or any other First Priority Lender to exercise remedies in respect thereof in order to establish, preserve, perfect or protect its rights in the Common Collateral and (C) the Trustee and the Noteholders shall be entitled to (i) file any necessary responsive or defensive pleading in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Noteholders, including without limitation any claim secured by the Common Collateral, if any, in each case in accordance with the terms of this Agreement, (ii) file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Obligors arising under the Bankruptcy Code, any similar law or any applicable non-bankruptcy law, in each case in accordance with the terms of this Agreement (iii) exercise any rights and remedies as an unsecured creditor against the Borrower or any other Obligor in accordance with the Noteholder Documents and applicable law, (iv) bid (cash) for or purchase (for cash) Common Collateral at any private or judicial foreclosure upon such Common Collateral initiated by any secured party in respect thereof, (v) file any notice of or vote any claim in any Insolvency Proceeding of any Obligor in accordance with this Agreement and (vi) file any proof of claim and other filings, appear and be heard on any matter in connection therewith and make any arguments and motions that are, in each case, in accordance with the terms of this Agreement, with respect to the Noteholder Claims and the Noteholder Collateral, (D) nothing herein shall be construed to limit or impair in any way the right of the Trustee or the Noteholders to receive any remaining Common Collateral and proceeds of Common Collateral after the Discharge of First Priority Claims has occurred and (E) notwithstanding anything to the contrary in this Section 3.1(a), the Trustee and the Noteholders may exercise any or all such rights and remedies and take or institute all such other actions in respect of the Common Collateral and make such determinations after the passage of a period of 180 days (the "Standstill Period") from the date of delivery of a notice in writing to the Administrative Agent of their intention to exercise their right to take such actions in respect of such Common Collateral; provided further, however, that notwithstanding anything herein to the contrary, in no event shall the Trustee or any Noteholder exercise any rights or remedies or take such other actions with respect to the Common Collateral as aforesaid if, notwithstanding the expiration of the Standstill Period, the Administrative Agent or any other First Priority Lender shall have commenced and shall be diligently pursuing the exercise of any of their rights or remedies with respect to the Common Collateral (prompt notice of such exercise to be given to the Trustee). In exercising rights and remedies with respect to the Common Collateral, the Administrative Agent or any other First Priority Lender may enforce the provisions of the Loan Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights of an agent appointed by the Administrative Agent and the other First Priority Lenders to sell or otherwise dispose of Common Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured party under the UCC of any applicable jurisdiction and of a secured creditor under bankruptcy or similar laws of any applicable jurisdiction.

(b)   The Trustee, on behalf of itself and the Noteholders, agrees that it will not, in connection with the exercise of any right or remedy (including the exercise of any right of setoff or any right under any lockbox agreement, account control agreement, landlord waiver or bailee's letter or similar agreement or arrangement to which the Trustee or any Noteholder is a party) with respect to any Common Collateral, take or receive any Common Collateral or any proceeds of Common Collateral unless and until the Discharge of First Priority Claims has occurred. Without limiting the generality of the foregoing, unless and until the Discharge of First Priority Claims has occurred, except as expressly provided in the proviso in clause (a)(ii) of Section 3.1, the sole right of the Trustee and the Noteholders as secured parties with respect to the Common Collateral is to hold a perfected Lien on the Common Collateral pursuant to the Noteholder Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of the First Priority Claims has occurred.

(c)   The Borrower agrees that it will not, and will not permit any other Obligor to, in connection with the exercise of any right or remedy with respect to any Common Collateral by the Trustee or the Noteholders, transfer, deliver or pay, as applicable, to the Trustee or any Noteholder any Common Collateral or any proceeds of Common Collateral unless and until the Discharge of First Priority Claims has occurred.

(d)   Subject to the proviso in clause (a)(ii) of Section 3.1, (i) the Trustee, for itself and on behalf of the Noteholders, agrees that the Trustee and the Noteholders will not take any action that would hinder or cause to delay any exercise of remedies undertaken by the Administrative Agent or any other First Priority Lender under the Loan Documents as secured parties in respect of any Common Collateral, including any sale, lease, exchange, transfer or other disposition of the Common Collateral, whether by foreclosure or otherwise, and (ii) the Trustee, for itself and on behalf of the Noteholders, hereby waives any and all rights it or the Noteholders may have as a junior lien creditor or otherwise (whether arising under the UCC or any other law) to object to the manner in which the Administrative Agent or the other holders of First Priority Claims seek to enforce the Liens granted in any of the First Priority Collateral.

(e)   The Trustee and the Noteholders hereby acknowledge and agree that no covenant, agreement or restriction contained in the Noteholder Collateral Documents or any other Noteholder Document (other than this Agreement) is intended to restrict in any way the rights and remedies of the Administrative Agent or the First Priority Lenders with respect to the Common Collateral as set forth in this Agreement and the First Priority Documents.

3.2   *Cooperation*. Subject to the proviso in clause (a)(ii) of Section 3.1, the Trustee, on behalf of itself and the Noteholders, agrees that, unless and until the Discharge of First Priority Claims has occurred, it will not commence, or join with any Person in commencing any enforcement, collection, execution, levy or foreclosure action or proceeding with respect to any Lien held by it under any Noteholder Document.

3.3   *Notices of Default.* Each of the Administrative Agent and the Trustee will provide such information as it may have to the other as the other may from time to time reasonably request concerning the status of the exercise of any enforcement action against the Common Collateral, and the Administrative Agent and the Trustee shall be available on a reasonable basis during normal business hours to review with each other alternatives available in exercising such rights; <u>provided</u> that the failure of any party to do any of the foregoing shall not affect the relative priorities of the Administrative Agent's or the Trustee's respective Liens as provided herein or the validity or effectiveness of any notice or demand as against any Obligor. The Borrower hereby consents and agrees to each of the Administrative Agent and the Trustee providing any such information to the other and to such actions by the Administrative Agent and the Trustee and waives any right or claim against the Administrative Agent and the Trustee arising as a result of such information or actions.

Section 4.   **Payments.**

4.1   *Application of Proceeds.* As long as the Discharge of First Priority Claims has not occurred, whether or not any Insolvency Proceeding has been commenced by or against any Obligor, the cash proceeds of Common Collateral received in connection with the sale or other disposition of, or collection on, such Common Collateral upon the exercise of remedies, shall be applied by the Administrative Agent to the First Priority Claims in such order as specified in the Credit Agreement until Discharge of First Priority Claims has occurred. Upon Discharge of the First Priority Claims, the Administrative Agent shall deliver to the Trustee (for application in such order as specified in the Indenture and the other applicable Noteholder Documents) any proceeds of Common Collateral held by it in the same form as received, with any necessary endorsement or as a court of competent jurisdiction may otherwise direct.

4.2   *Payments Over.* So long as the Discharge of the First Priority Claims has not occurred, whether or not any Insolvency Proceeding has been commenced by or against the Borrower or any other Obligor, any Common Collateral or proceeds thereof (including assets or proceeds subject to Liens referred to in the final sentence of Section 2.3) received by the Trustee or any Noteholder in connection with the exercise of any right or remedy (including set-off) relating to the Common Collateral in contravention of this Agreement shall be segregated and held in trust and forthwith paid over to the Administrative Agent for the benefit of the First

Priority Lenders in the same form as received, with any necessary endorsement, or as a court of competent jurisdiction may otherwise direct. The Administrative Agent is hereby authorized to make any such endorsement as agent for the Trustee or any such Noteholder. This authorization is coupled with an interest and is irrevocable until the Discharge of First Priority Claims has occurred.

Section 5.   Other Agreements.

5.1   Releases.

(a)   Other than in connection with the Discharge of First Priority Claims (unless such Discharge of First Priority Claims is made with proceeds from a sale or other disposition of Collateral, whether as a result of enforcement thereof by a secured party or otherwise), if, in connection with (i) the exercise of any remedies by the Administrative Agent in respect of the Common Collateral provided for in Section 3.1, including any sale, lease, exchange, transfer or other disposition of any such Common Collateral or (ii) any sale, lease, exchange, transfer or other disposition of any Common Collateral permitted under the terms of the First Priority Documents, the Administrative Agent, for itself or on behalf of any of the First Priority Lenders, releases any of its Liens on any part of the Common Collateral, the Lien of the Trustee for the benefit of the Noteholders on such Common Collateral (but not on any proceeds of such Collateral not required to be paid to the First Priority Lenders for application to the First Priority Claims) shall be automatically and unconditionally released with no further consent or action of any Person, and the Trustee, for itself and on behalf of the Noteholders, shall promptly execute and deliver to the Administrative Agent and the Obligors such termination statements, releases and other documents as the Administrative Agent and the Borrower may reasonably request to effectively confirm such release.

(b)   Until the Discharge of First Priority Claims occurs, the Trustee, for itself and on behalf of the Noteholders, hereby irrevocably constitutes and appoints the Administrative Agent and any officer or agent of the Administrative Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Trustee or such Noteholder or in the Administrative Agent's own name, from time to time in the Administrative Agent's discretion, for the purpose of carrying out the terms of this Section 5.1, to take any and all appropriate action and to execute any and all releases, documents and instruments which may be necessary to accomplish the purposes of this Section 5.1, including any financing statements, mortgage releases, intellectual property releases, endorsements or other instruments of transfer or release.

5.2   Insurance. Unless and until the Discharge of First Priority Claims has occurred, the Administrative Agent and the other holders of First Priority Claims shall have the sole and exclusive right, subject to the rights of the Obligors under the Loan Documents, to adjust settlement for any insurance policy covering the Common Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Common Collateral. Unless and until the Discharge of First Priority Claims has occurred, all proceeds of any such policy and any such award if in respect to the Common Collateral shall be paid to the Administrative Agent for the benefit of the First Priority Lenders to the extent required under the Credit Agreement and pursuant to the terms of the First Priority

Documents and thereafter, to the extent the Discharge of First Priority Claims has occurred, to the Trustee for the benefit of the Noteholders to the extent required under the applicable Noteholder Documents and then to the owner of the subject property or as a court of competent jurisdiction may otherwise direct. Unless the Discharge of First Priority Claims has occurred, if the Trustee or any Noteholder shall, at any time, receive any proceeds of any insurance policy or any award or payment thereunder in contravention of this Agreement, it shall pay such proceeds, award or payment over to the Administrative Agent in accordance with Section 4.2.

     5.3   *Amendments to Noteholder Collateral Documents.*

     (a)   Unless and until the Discharge of First Priority Claims has occurred, without the prior written consent of the Administrative Agent, no Noteholder Collateral Document may be amended, supplemented or otherwise modified or entered into to the extent such amendment, supplement or modification, or the terms of any new Noteholder Collateral Document, would contravene any of the terms of this Agreement or the Loan Documents. The Trustee agrees that each Noteholder Collateral Document shall include the following language:

> "Notwithstanding anything herein to the contrary, the lien and security interest granted to the Trustee pursuant to this Agreement and the exercise of any right or remedy by the Trustee hereunder are subject to the provisions of the Intercreditor Agreement, dated as of November 16, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Intercreditor Agreement") among LaSalle Bank National Association, as Administrative Agent, Wells Fargo Bank, N.A., as Trustee, and Integrated Alarm Services Group, Inc. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control."

     (b)   In the event the Administrative Agent enters into any amendment, waiver or consent in respect of any First Priority Collateral Document for the purpose of adding to, or deleting from, or waiving or consenting to any departure from any provision of, any First Priority Collateral Document or changing in any manner the rights of the Administrative Agent, the other First Priority Lenders or the Obligors thereunder, then such amendment, waiver or consent shall apply automatically to any comparable provision of the Comparable Noteholder Collateral Document without the consent of the Trustee or the Noteholders and without any action by the Trustee or any Obligor; provided that (A) no such amendment, waiver or consent shall have the effect of (i) removing assets subject to the Lien of the Noteholder Collateral Documents, except to the extent that a release of such Lien is permitted by Section 5.1 and provided there is a corresponding release of the Lien securing the First Priority Claims, (ii) imposing duties on the Trustee without its consent, (iii) permitting other Liens on the Collateral not permitted under the terms of the Indenture or Section 6 or (iv) increasing the aggregate principal amount of the Credit Agreement Obligations in excess of the amount permitted by Section 4.07(b)(i) of the Indenture, (B) any such amendment, waiver or consent that materially and adversely affects the rights of the Trustee and the Noteholders (and not the holders of the First Priority Liens in a like or similar manner) shall not apply to the Noteholder Collateral Documents without the consent of the Trustee (acting at the direction of the holders of a majority of the aggregate principal amount of the applicable Noteholder Claims) and (C) notice of such amendment, waiver or consent shall have been given to the Trustee within 10 Business Days after the effective date thereof; provided, further, that (x) nothing contained in this clause (b) shall impair the rights of the Administrative Agent and the holders of First Priority Claims, or the obligations and agreements of the Trustee and Noteholders, under Sections 3 and 5.1 and (y) the First Priority Collateral Documents and Noteholder Collateral Documents may, without the consent of the Trustee or the Noteholders, be amended or modified pursuant to this Section 5.3(b) to secure additional extensions of credit and add additional secured creditors as long as such amendments or modifications do not violate the express provisions of the Indenture or any other Noteholder Document.

(c)   The First Priority Documents may be amended, supplemented or otherwise modified in accordance with their terms and the Credit Agreement may be refinanced (subject to the limits set forth in the Indenture), in each case, without notice to, or the consent of the Trustee or the Noteholders subject to the terms hereof, all without affecting the lien subordination or other provisions of this Agreement.

5.4   *Rights As Unsecured Creditors.* Notwithstanding anything to the contrary in this Agreement, the Trustee and the Noteholders may exercise rights and remedies as unsecured creditors against the Obligors in accordance with the terms of the Noteholder Documents and applicable law. Nothing in this Agreement shall prohibit the receipt by the Trustee or any Noteholder of any payment of interest and principal on the Notes so long as such receipt is not the direct or indirect result of the exercise by the Trustee or any Noteholder of rights and remedies as a secured creditor or enforcement of any Lien held by them on Common Collateral, in either case in contravention of this Agreement. In the event that the Trustee or any Noteholder becomes a judgment lien creditor in respect of Common Collateral as a result of its enforcement of its rights as an unsecured creditor, such judgment lien shall be subject to the terms of this Agreement (including in relation to the First Priority Liens and the First Priority Claims) to the same extent as the other Liens securing the Noteholder Claims (created pursuant to the Noteholder Collateral Documents) subject to this Agreement. Nothing in this Agreement modifies any rights or remedies the holders of First Priority Claims may have with respect to the First Priority Collateral.

5.5   *Bailee for Perfection.* The Administrative Agent hereby acknowledges that, to the extent that it holds, or a third party holds on its behalf, physical possession of or "control" (as defined in the UCC) over Common Collateral pursuant to any of the First Priority Collateral Documents, such possession or control is also held as a bailee for and for the benefit of the Trustee and the Noteholders (such bailment being intended, among other things, to satisfy the requirements of Sections 8-301(a)(2) and 9-313(c) of the UCC) and in each case solely to the extent required to perfect and enforce their security interests in such Common Collateral. Nothing in the preceding sentence shall be construed to impose any duty on the Administrative Agent (or any third party acting on its behalf) with respect to such Common Collateral or provide the Trustee or any Noteholder with any rights with respect to such Common Collateral beyond those specified in this Agreement or the Noteholder Collateral Documents (it being understood that the Administrative Agent's duty under this <u>Section 5.5</u> shall be limited solely to holding any such Common Collateral as bailee), <u>provided</u> that forthwith upon the Discharge of First Priority Claims, the Administrative Agent shall (x) deliver to the Trustee, at the Obligors' sole cost and expense, the Common Collateral in its possession or control together with any necessary endorsements or (y) direct and deliver such Common Collateral as a court of competent jurisdiction may otherwise direct.

5.6   *When Discharge of First Priority Claims Deemed to Not Have Occurred*. If at any time after the Discharge of First Priority Claims has occurred the Borrower designates any Future First Lien Credit Facility to be the "Credit Agreement" hereunder, then such Discharge of First Priority Claims shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of First Priority Claims), and such Future First Lien Credit Facility shall automatically be treated as the Credit Agreement for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth herein; <u>provided</u>, <u>however</u>, that the Borrower is permitted to enter into such Future First Lien Credit Facility under Section 4.07(b)(i) of the Indenture; and <u>provided further</u> that no designation of any Future First Lien Credit Facility shall apply retroactively and the Trustee and the Noteholder shall be entitled to retain any collateral proceeds or other payments or property received by them prior to the designation of such Future First Lien Credit Facility. Upon receipt of notice of such designation (including the identity of the new Administrative Agent), the Trustee shall promptly deliver to the Administrative Agent any Common Collateral in its physical possession or "control" (within as defined in the UCC) together with any necessary endorsements (or otherwise allow such Administrative Agent to obtain control of such Common Collateral). If the Obligations under a Future First Lien Credit Facility are secured by assets of the Obligors of the type constituting Common Collateral that do not also secure the Noteholder Claims, then the Notes shall be secured at such time by a second priority Lien on such assets to the same extent provided in the Noteholder Collateral Documents and in accordance with <u>Section 2.3</u>.

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5.7 *Purchase Right*. Without prejudice to the enforcement of the remedies of the First Priority Lenders, the First Priority Lenders agree at any time following an acceleration of the First Priority Claims in accordance with the terms of the Credit Agreement, the First Priority Lenders will offer the Noteholders the option to purchase the aggregate amount of outstanding First Priority Claims at par, without warranty or representation or recourse, on a pro rata basis across the First Priority Lenders. The Noteholders shall irrevocably accept or reject such offer within fifteen Business Days of the receipt thereof and the parties shall close within twenty Business Days after any such acceptance of such offer. If the Noteholders accept such offer, it shall be exercised pursuant to documentation mutually acceptable to each of the Administrative Agent and the Trustee. If the Noteholders reject such offer or do not irrevocably accept such offer within the required time frame, the First Priority Lenders shall have no further obligation pursuant to this Section 5.7 and may take any further actions in its sole discretion in accordance with the First Priority Documents and this Agreement.

Section 6.   Insolvency Proceedings.

6.1 *Finance and Sale Issues*. Until the Discharge of First Priority Claims has occurred, if any Obligor shall be subject to any Insolvency Proceeding and the holders of a majority in principal amount of the First Priority Claims shall desire to permit the use of cash collateral or to permit the Borrower to obtain financing under Section 363 or Section 364 of the Bankruptcy Code ("DIP Financing"), then the Trustee, on behalf of itself and the Noteholders, agrees that it will raise no objection to such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except as expressly agreed by the Administrative Agent or to the extent permitted by Section 6.3) and, to the extent the First Priority Liens are junior in priority or pari passu with such DIP Financing, will maintain the priority of its Liens in the Common Collateral as junior in priority to such First Priority Liens on the same basis as the other Liens securing the Noteholder Claims are second in priority to First Priority Liens under this Agreement; provided, however, that the Noteholders may object to such DIP Financing if (i) the aggregate principal amount of such DIP Financing plus the aggregate principal amount of the Credit Agreement (including, in each case, amounts available for drawing thereunder during the pendency of such Insolvency Proceeding) would exceed $45,000,000 or (ii) the Noteholders are not permitted to retain a Lien on the Common Collateral (including proceeds thereof arising after the commencement of such proceeding) with the same priority as existed prior to the commencement of the case under the Bankruptcy Code (subject to the Liens securing such DIP Financing as described above). Until the Discharge of First Priority Claims has occurred, the Trustee and the Noteholders shall not, in any Insolvency Proceeding or otherwise, oppose any sale or disposition of any assets of any of the Obligors that is supported by the First Priority Lenders, and each of the Trustee and each Noteholder will be deemed to have consented under Section 363 of the Bankruptcy Code to any sale supported by the First Priority Lenders and to have released their Liens in such assets so long as and to the extent that (x) the First Priority Lenders shall have likewise released their Liens and (y) the Liens of the First Priority Lenders and the Trustee shall attach to the proceeds of any Common Collateral sold or disposed of.

6.2 <u>*Relief from the Automatic Stay*</u>. While any amounts are outstanding under the Loan Documents or any commitment under any DIP Financing provided by any First Lien Lender is in effect, the Trustee, on behalf of itself and the Noteholders, agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency Proceeding in respect of the Common Collateral, without the prior written consent of the Administrative Agent.

6.3 <u>*Adequate Protection*</u>. The Trustee, on behalf of itself and the Noteholders, agrees that none of them shall contest (or support any other Person in contesting) (a) any request by the Administrative Agent or the other First Priority Lenders for adequate protection or (b) any objection by the Administrative Agent or the other First Priority Lenders to any motion, relief, action or proceeding which objection is based on the Administrative Agent or the other First Priority Lenders claiming a lack of adequate protection. Notwithstanding any provision to the contrary in this Agreement, in any Insolvency Proceeding (i) if the holders of First Priority Claims (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of their cash collateral under Section 363 or Section 364 of the Bankruptcy Code, then the Trustee, on behalf of itself or any of the Noteholders, may seek or request adequate protection in the form of a Lien on such additional collateral (including by way of objecting to any DIP Financing that does not provide for such Lien), which Lien will be junior in priority to the First Priority Liens and such DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Noteholder Claims are junior in priority to the First Priority Liens under this Agreement, (ii) in the event the Trustee, on behalf of itself and the Noteholders, seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then the Trustee, on behalf of itself or any of the

Noteholders, agrees that the holders of First Priority Claims shall also be granted a Lien on such additional collateral as security for the First Priority Claims and any such DIP Financing and that any Lien on such additional collateral securing the Noteholder Claims shall be junior in priority to the Liens on such collateral securing the First Priority Claims and any such DIP Financing (and all Obligations relating thereto) and any other Liens granted to the holders of First Priority Claims as adequate protection on the same basis as the other Liens securing the Noteholder Claims are junior in priority to such First Priority Claims under this Agreement and (iii) the Noteholders may seek post-petition interest and/or adequate protection payments in any Insolvency Proceeding, and the First Priority Lenders may oppose such motions. If the Noteholders are granted post-petition interest and/or adequate protection payments in an Insolvency Proceeding ("Junior Priority Bankruptcy Payments"), such amounts shall be deemed Common Collateral and shall be applied according to the terms of this Agreement. For the avoidance of doubt, the Trustee and Administrative Agent agree that any Junior Priority Bankruptcy Payments shall be paid by the Trustee to the Administrative Agent as if they were proceeds of Common Collateral under this Agreement. Such Junior Priority Bankruptcy Payments shall be applied by the Administrative Agent to the First Priority Claims. Upon a Discharge of First Priority Claims, and only then, such Junior Priority Bankruptcy Payments shall be retained by the Trustee for the benefit of the Noteholders.

6.4 *No Waiver.* Subject to Section 3.1(a), nothing contained herein shall prohibit or in any way limit the Administrative Agent or any other First Priority Lender from objecting in any Insolvency Proceeding or otherwise to any action taken by the Trustee or any of the Noteholders, including the seeking by the Trustee or any Noteholder of adequate protection or the asserting by the Trustee or any Noteholder of any of its rights and remedies under the Noteholder Documents or otherwise.

6.5 *Preference Recoveries*. If any First Priority Lender is required in any Insolvency Proceeding or otherwise to turn over or otherwise pay to the estate of any Obligor any amount as a preference (a "Recovery"), then the First Priority Claims shall be reinstated to the extent of such Recovery. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement.

6.6 *Reorganization Securities*. If, in any Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of First Priority Claims and on account of Noteholder Claims, then, to the extent the debt obligations distributed on account of the First Priority Claims and on account of the Noteholder Claims are secured by Liens upon the same property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

6.7 *Post-Petition Interest.* (a) Neither the Trustee nor any Noteholder shall oppose or seek to challenge any claim by the Administrative Agent or any First Priority Lender for allowance in any Insolvency Proceeding of the First priority Claims consisting of post-petition interest, fees or expenses to the extent of the value of any First Priority Lien, without regard to the existence of the Lien of the Trustee or the Noteholders on the Common Collateral.

(b) Neither the Administrative Agent nor any other First Priority Lender shall oppose or seek to challenge any claim by the Trustee or any Noteholder for allowance in any Insolvency Proceeding of Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Lien of the Trustee and the Noteholders on the Common Collateral (after taking into account the First Priority Collateral).

6.8 *Waiver*. The Trustee, for itself and on behalf of the Noteholders, waives any claim it may hereafter have against any First Priority Lender arising out of the election of any First Priority Lender of the application of Section 1111(b)(2) of the Bankruptcy Code, and/or out of any cash collateral or financing arrangement or out of any grant of a security interest in connection with the Common Collateral in any Insolvency Proceeding.

6.9   *Separate Grants of Security and Separate Classification*. The Trustee, for itself and on behalf of the Noteholders, and the Administrative Agent for itself and on behalf of the First Priority Lenders, acknowledge and agree that:

(a) the grants of Liens pursuant to the First Priority Collateral Documents and the Noteholder Collateral Documents constitute two separate and distinct grants of Liens; and

(b) because of, among other things, their differing rights in the Common Collateral, the Noteholder Claims are fundamentally different from the First Priority Claims and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency Proceeding.

To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that, contrary to the intention of the parties, the claims of the First Priority Lenders and the Noteholders in respect of the Common Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each of the parties hereto hereby acknowledges and agrees that, subject to Sections 2.1 and 4.1, all distributions shall be made as if there were separate classes of senior and junior secured claims against the Obligors in respect of the Common Collateral (with the effect being that, to the extent that the aggregate value of the Common Collateral is sufficient (for this purpose ignoring all claims held by the Noteholders), the First Priority Lenders shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest, including any additional interest payable pursuant to the Credit Agreement, arising from or related to a default, which is disallowed as a claim in any Insolvency Proceeding) before any distribution is made in respect of the claims held by the Noteholders, with the Trustee, for itself and on behalf of the Noteholders, hereby acknowledging and agreeing to turn over to the Administrative Agent, for itself and on behalf of the Noteholders, amounts otherwise received or receivable by them in respect of the Common Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Noteholders.

Section 7.   Reliance; Waivers; etc.

7.1   *Reliance*. The Trustee, on behalf of itself and the Noteholders, acknowledges that it and the Noteholders have, independently and without reliance on the Administrative Agent or any other First Priority Lender, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into the Indenture or any other applicable Noteholder Document, this Agreement and the transactions contemplated hereby and thereby and they will continue to make their own credit decisions in taking or not taking any action under the Indenture, any such other Noteholder Document or this Agreement.

7.2   *No Warranties or Liability*. The Trustee, on behalf of itself and Noteholders, acknowledges and agrees that each of the Administrative Agent and the other holders of First Priority Claims have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Loan Documents or the ownership of any Common Collateral or the perfection or priority of any Lien thereon. The holders of First Priority Claims will be entitled to manage and supervise their respective loans and extensions of credit to the Borrower in accordance with applicable law and as they may otherwise, in their sole discretion, deem appropriate, and the holders of First Priority Claims may manage their loans and extensions of credit without regard to any right or interest that the Trustee or any of the Noteholders have in the Common Collateral or otherwise, except as otherwise provided in this Agreement. Neither the Administrative Agent nor any other First Priority Lender shall have any duty to the Trustee or any of the Noteholders to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of an event of default or default under any agreement with the Borrower (including the Noteholder Documents), regardless of any knowledge thereof which they may have or be charged with.

7.3   *No Waiver of Lien Priorities.*

(a)   To the fullest extent permitted under applicable law, no right of the First Priority Lenders, the Administrative Agent or any of them to enforce any provision of this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of any Obligor or by any act or failure to act by any First Priority Lender, or by any noncompliance by any Person with the terms, provisions and covenants of this Agreement, any of the Loan Documents or any of the Noteholder Documents, regardless of any knowledge thereof which the Administrative Agent or the other First Priority Lenders, or any of them, may have or be otherwise charged with.

(b)   Without in any way limiting the generality of the foregoing paragraph (but subject to the rights of the Obligors under the Loan Documents), the First Priority Lenders and any of them, may, to the fullest extent permitted under applicable law, at any time and from time to time, without the consent of, or notice to, the Trustee or any Noteholder, without incurring any liability to the Trustee or any Noteholder and without impairing or releasing the lien priorities and other benefits provided in this Agreement (even if any right of subrogation or other right or remedy of the Trustee or any Noteholder is affected, impaired or extinguished thereby) do any one or more of the following:

(i)   make loans and advances to any Obligor or issue, guaranty or obtain letters of credit for account of any Obligor or otherwise extend credit to any Obligor, in any amount (subject to the limits set forth in the Indenture) and on any terms, whether pursuant to a commitment or as a discretionary advance and whether or not any default or event of default or failure of condition is then continuing;

(ii)   change the manner, place or terms of payment or change or extend the time of payment of, or renew, exchange, amend, increase (subject to the limits set forth in the Indenture or any other Noteholder Document) or alter, the terms of any of the First Priority Claims or any First Priority Lien or guaranty thereof or any liability of the Obligors, or any liability incurred directly or indirectly in respect thereof (including any increase in (subject to the limits set forth in the Indenture or any other Noteholder Document) or extension of the First Priority Claims, without any restriction as to the amount, tenor or terms of any such increase (subject to the limits set forth in the Indenture or any other Noteholder Document) or extension or otherwise amend, renew, exchange, extend, modify or supplement in any manner any Liens held by the holders of First Priority Claims, the First Priority Claims or any of the Loan Documents;

(iii)   sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner and in any order any part of the First Priority Collateral or any liability of any Obligor to the First Priority Lenders, or any liability incurred directly or indirectly in respect thereof;

(iv)   settle or compromise any First Priority Claim or any other liability of any Obligor or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sum by whomsoever paid and however realized to any liability (including the First Priority Claims) in any manner or order; and

(v)   exercise or delay in or refrain from exercising any right or remedy against any Obligor or any security or any other Person, elect any remedy and otherwise deal freely with the Obligors and the First Priority Collateral and any security or any liability of any Obligor to the holders of First Priority Claims or any liability incurred directly or indirectly in respect thereof.

(c)   The Trustee, on behalf of itself and the Noteholders, also agrees, to the fullest extent permitted under applicable law, that no First Priority Lender shall have any liability to the Trustee or any Noteholder, and the Trustee, on behalf of itself and the Noteholders, to the fullest extent permitted under applicable law, hereby waives any claim against any First Priority Lender, arising out of any action which such holders of First Priority Claims may take or permit or omit to take with respect to the foreclosure upon, or sale, liquidation or other disposition of, the First Priority Collateral. The Trustee, on behalf of itself and the Noteholders, agrees that neither the Administrative Agent nor any other First Priority Lender shall have any duty to them, express or implied, fiduciary or otherwise, in respect of the maintenance or preservation of the First Priority Collateral, the First Priority Claims or otherwise.

d)   The Trustee, on behalf of itself and the Noteholders, agrees not to assert and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or otherwise claim the benefit of, any marshaling, appraisal, valuation or other similar right that may otherwise be available under applicable law or any other similar right a junior secured creditor may have under applicable law.

7.4   *Obligations Unconditional.* All rights, interests, agreements and obligations of the Administrative Agent and the other First Priority Lenders and the Trustee and the Noteholders, respectively, hereunder shall remain in full force and effect irrespective of:

(a)   any lack of validity or enforceability of any Loan Document or any Noteholder Document or any setting aside or avoidance of any First Priority Lien;

(b)   any change in the time, manner or place of payment of, or in any other terms of, any First Priority Claim or Noteholder Claim, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of the Credit Agreement or any other Loan Document or of the terms of the Indenture or any other Noteholder Document;

(c)   any exchange of any security interest in any Common Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of any the First Priority Claim or Noteholder Claim or any guarantee thereof;

(d)   the commencement of any Insolvency Proceeding in respect of any Obligor; or

(e)   any other circumstances which otherwise might constitute a defense available to, or a discharge of, any Obligor in respect of the First Priority Claims, or of the Trustee, any Noteholder, the Administrative Agent or any other First Priority Lender in respect of this Agreement.

Section 8.   **Miscellaneous**.

    8.1   *Conflicts*. In the event of any conflict between the provisions of this Agreement and the provisions of the Loan Documents or the Noteholder Documents, the provisions of this Agreement shall govern and control.

    8.2   *Continuing Nature of this Agreement*. This Agreement shall continue to be effective until the Discharge of First Priority Claims shall have occurred. This is a continuing agreement of lien priority. The Trustee, on behalf of itself and the Noteholders, hereby waives any right it may have under applicable law to revoke this Agreement or any provisions hereof.

    8.3   *Amendments; Waivers*. No amendment, modification or waiver of any provision of this Agreement shall be deemed to be made unless the same shall be in writing signed by the Trustee, the Administrative Agent and the Borrower and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. Notwithstanding the foregoing, the Borrower shall not have any right to consent to or approve any amendment, modification or waiver of any provision of this Agreement except to the extent its rights are directly affected (which includes any amendment to the Obligors' ability to cause additional obligations to constitute First Priority Claims or Noteholder Claims as the Borrower may designate).

    8.4   *Information Concerning Financial Condition of the Borrower and its Subsidiarie*s. The Administrative Agent and the other holders of First Priority Claims, on the one hand, and the Trustee and the Noteholders, on the other hand, shall each be responsible for keeping themselves informed of (a) the financial condition of the Borrower and its Subsidiaries and all endorsers and/or guarantors of the Noteholder Claims or the First Priority Claims and (b) all other circumstances bearing upon the risk of nonpayment of the Noteholder Claims or the First Priority Claims. Neither the Administrative Agent nor any other First Priority Lender shall have any duty to advise the Trustee or any Noteholder of information known to it or them regarding such condition or any such circumstance or otherwise. In the event the Administrative Agent or any other First Priority Lender, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to the Trustee or any Noteholder, it or they shall be under no obligation (x) to provide any additional information or to provide any such information on any subsequent occasion, (y) to undertake any investigation or (z) to disclose any information which, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential.

8.5   *Successor Administrative Agent and Trustee*. Each successor Administrative Agent under the Credit Agreement or any other First Priority Document shall execute and deliver a counterpart of and become a party to this Agreement, and no replacement or resignation of the Administrative Agent shall be effective until its successor shall have executed and delivered a counterpart of this Agreement. Each successor Trustee under the Indenture or any other Noteholder Document shall execute and deliver a counterpart of and become a party to this Agreement, and no replacement or resignation of the Trustee shall be effective until its successor shall have executed and delivered a counterpart of this Agreement.

8.6   *Application of Payments*. All payments received by the holders of First Priority Claims may be applied, reversed and reapplied, in whole or in part, to such part of the First Priority Claims as the holders of First Priority Claims, in their sole discretion, deem appropriate.

8.7   *Forum Selection and Consent to Jurisdiction*. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO RELATING THERETO SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY (TO THE EXTENT PERMITTED UNDER APPLICABLE LAW) IN THE COURTS OF THE STATE OF ILLINOIS, COOK COUNTY, OR IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS. EACH OF THE PARTIES HERETO HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF ILLINOIS, COOK COUNTY, AND OF THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH LITIGATION. EACH OF THE PARTIES HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF ILLINOIS. EACH OF THE PARTIES HERETO HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

8.8   *Waiver of Jury Trial*. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF SUCH PARTIES RELATING THERETO. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION.

8.9   *Notices*. All notices to the Noteholders and the First Priority Lenders permitted or required under this Agreement may be sent to the Trustee and the Administrative Agent, respectively. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, telecopied, electronically mailed or sent by courier service or U.S. mail and shall be deemed to have been given when delivered in person or by courier service, upon receipt of a telecopy or electronic mail or four Business Days after deposit in the U.S. mail (registered or certified, with postage prepaid and properly addressed). For the purposes hereof, the addresses of the parties hereto shall be as set forth below each party's name on the signature pages hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties.

8.10   *Further Assurances*. The Administrative Agent, on behalf of itself and the First Priority Lenders, and the Trustee, on behalf of itself and the Noteholders, and the Borrower, agrees that each of them shall take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as the Administrative Agent or the Trustee may reasonably request to effect the terms of this Agreement.

8.11   *Governing Law*. THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

8.12   *Binding on Successors and Assigns; No Third Party Beneficiaries*. This Agreement shall be binding upon and inure to the benefit of the Administrative Agent, the other First Priority Lenders, the Trustee, the Noteholders and their respective successors and assigns. No other Person, shall have or be entitled to assert rights or benefits hereunder. This Agreement shall be binding upon the Obligors and their successors and assigns; provided that no Obligor or any successor or assign thereof shall be entitled to enforce any provision of this Agreement (other than any provision hereof expressly preserving any right of any Obligor under any Loan Document or Noteholder Document).

8.13   *Specific Performance*. Each of the Administrative Agent and the Trustee may demand specific performance of this Agreement. The Trustee, on behalf of itself and the Noteholders hereby irrevocably waives any defense based on the adequacy of a remedy at law and any other defense which might be asserted to bar the remedy of specific performance in any action which may be brought by the Administrative Agent.

8.14   *Section Titles; Time Periods*. The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Agreement.

8.15   *Counterparts*. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which shall together constitute one and the same document. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

8.16   *Authorization.* By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement.

8.17   *Effectiveness.* This Agreement shall become effective when executed and delivered by the parties listed below. This Agreement shall be effective both before and after the commencement of any Insolvency Proceeding. All references to any Obligor shall include any Obligor as debtor and debtor-in-possession and any receiver or trustee for such Obligor (as the case may be) in any Insolvency Proceeding.

8.18   *Provisions Solely to Define Relative Rights.* The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the First Priority Lenders on the one hand and the Noteholders on the other hand. None of the Borrower, any other Obligor or any other creditor thereof shall have any right hereunder. Nothing in this Agreement is intended to or shall impair the obligations of the Borrower or any other Obligor, which are absolute and unconditional, to pay the First Priority Claims and the Noteholder Claims as and when the same shall become due and payable in accordance with their terms.

8.19   *Compliance with Trust Indenture Act.* Nothing contained herein shall impair the ability of the Trustee to take any action necessary to comply with any obligation imposed by applicable law, including the Trust Indenture Act.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Administrative Agent:

LASALLE BANK NATIONAL ASSOCIATION,
  as Administrative Agent

By: /s/ Jessica Richardson
  Name: Jessica Richardson
  Title: FVP

  Address: 135 South LaSalle Street
  Chicago, Illinois 60603
  Facsimile: (312) 904-6353
  Attention: Jessica Richardson, First Vice President

Trustee:

WELLS FARGO BANK, N.A.,
  as Trustee

By: /s/ Joseph P. O'Donnell
  Name: Joseph P. O'Donnell
  Title: Assistant Vice President

  Address: 213 Court Street, Suite 703
  Middletown, CT 06457
  Facsimile: (860) 704-6219
  Attention: Joe O'Donnell

Borrower:

INTEGRATED ALARM SERVICES GROUP, INC.

By: /s/ Timothy M. McGinn
  Name: Timothy M. McGinn
  Title: Chairman of the Board and Chief Executive Officer

  Address: One Capital Center
  99 Pine Street, 3rd Floor
  Albany, New York 12207
  Facsimile: (518) 426-0953
  Attention: Timothy M. McGinn